Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Dreyfus Premier Core Equity Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund, Dreyfus Bond Market Index Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Mid Cap Stock
Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, and Dreyfus Premier Strategic Income Fund, each a series of The Dreyfus/Laurel Funds, Inc. (the "Company") (collectively the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2008.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2008 and with respect to agreement of security purchases and sales, for the period from March 31, 2008 (the date of our last examination) through May 31, 2008:
1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1) and 2) above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of May 31, 2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Funds as of May 31, 2008 with brokers, and where responses were not received, an inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Funds as of May 31,
2008 to documentation of corresponding subsequent cash receipts;
7.	Agreement of Company's trade tickets for two purchases and two sales or maturities for the period March 31, 2008 (the date of our last examination) through May 31, 2008, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed Mellon Global Securities Services Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2007 through December 31, 2007 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section IV Control Objectives, Controls, and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2008 through May 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
New York, New York
August 29, 2008



August 29, 2008

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Premier Core Equity Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Balanced Fund, Dreyfus Bond Market Index Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Mid Cap Stock Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, and Dreyfus Premier Strategic Income Fund, each a series of The Dreyfus/Laurel Funds, Inc., (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company
Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2008 and from March 31, 2008 through May 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2008 and from March 31, 2008 through May 31, 2008 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer